東方有色集團有限公司*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

26th May, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

06014091

Dear Sirs,

SUPPL

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 25th May, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Wang Xingdong
Managing Director
Enclosures

香 港 九 龍 尖 沙 咀 漆 咸 道 南 79 號 中 國 五 礦 大 廈 18 樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

RE-DESIGNATION OF DIRECTOR

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") announces that Mr. Zhou Zhongshu ("**Mr. Zhou**") has been re-designated as a non-executive director of the Company with effect from 25th May, 2006 and remains as the chairman of the Company.

Mr. Zhou, aged 53, was appointed as an executive director and the chairman of the Company in February, 2006. He is the president of China Minmetals Corporation ("**China Minmetals**") and the chairman of China Minmetals Non-ferrous Metals Company Limited and China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"). China Minmetals and Minmetals HK are indirectly interested in approximately 53.95% of the issued share capital of the Company. Mr. Zhou is also the chairman of Minmetals Development Co., Ltd. (a company listed on the Shanghai Stock Exchange) and a non-executive director and the chairman of Minmetals Resources Limited (a company listed on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**")).

Mr. Zhou graduated from the Shanghai International Studies University in the People's Republic of China and majored in Spanish language. He joined China Minmetals in 1978. From 2000 to 2002, Mr. Zhou was Commercial Counsellor of Chinese Embassy in Spain. Mr. Zhou has over 25 years of experience in international trading, strategic investment and real estate development business.

Save as disclosed above, Mr. Zhou did not hold any directorships in other listed public companies in the last three years and has no other connections with any directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhou was re-designated as a non-executive director of the Company for a term of three years commencing from 25th May, 2006 and ending on 24th May, 2009 (both days inclusive). There is no service contract between the Company and Mr. Zhou. The emoluments of the directors of the Company are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions. As at the date of this announcement, no emolument has been received from the Company by Mr. Zhou since his appointment in February, 2006. Save as disclosed above, there are no other matters in relation to the re-designation of Mr. Zhou, which need to be brought to the attention of the shareholders of the Company and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 25th May, 2006

As at the date hereof, the Board comprises eight directors, namely, Mr. Zhou Zhongshu^, Mr. Wang Xingdong#, Mr. Yan Xichuan#, Mr. Qian Wenchao#, Ms. He Xiaoli#, Mr. Lam Chun, Daniel+, Mr. Selwyn Mar+ and Ms. Tam Wai Chu, Maria+.

#	Executive director
^	Non-executive director
+	Independent non-executive director



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

RE-DESIGNATION OF DIRECTOR

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") announces that Mr. Zhou Zhongshu ("**Mr. Zhou**") has been re-designated as a non-executive director of the Company with effect from 25th May, 2006 and remains as the chairman of the Company.

Mr. Zhou, aged 53, was appointed as an executive director and the chairman of the Company in February, 2006. He is the president of China Minmetals Corporation ("**China Minmetals**") and the chairman of China Minmetals Non-ferrous Metals Company Limited and China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"). China Minmetals and Minmetals HK are indirectly interested in approximately 53.95% of the issued share capital of the Company. Mr. Zhou is also the chairman of Minmetals Development Co., Ltd. (a company listed on the Shanghai Stock Exchange) and a non-executive director and the chairman of Minmetals Resources Limited (a company listed on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**")).

Mr. Zhou graduated from the Shanghai International Studies University in the People's Republic of China and majored in Spanish language. He joined China Minmetals in 1978. From 2000 to 2002, Mr. Zhou was Commercial Counsellor of Chinese Embassy in Spain. Mr. Zhou has over 25 years of experience in international trading, strategic investment and real estate development business.

Save as disclosed above, Mr. Zhou did not hold any directorships in other listed public companies in the last three years and has no other connections with any directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhou was re-designated as a non-executive director of the Company for a term of three years commencing from 25th May, 2006 and ending on 24th May, 2009 (both days inclusive). There is no service contract between the Company and Mr. Zhou. The emoluments of the directors of the Company are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions. As at the date of this announcement, no emolument has been received from the Company by Mr. Zhou since his appointment in February, 2006. Save as disclosed above, there are no other matters in relation to the re-designation of Mr. Zhou, which need to be brought to the attention of the shareholders of the Company and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 25th May, 2006

As at the date hereof, the Board comprises eight directors, namely, Mr. Zhou Zhongshu^, Mr. Wang Xingdong#, Mr. Yan Xichuan#, Mr. Qian Wenchao#, Ms. He Xiaoli#, Mr. Lam Chun, Daniel+, Mr. Selwyn Mar+ and Ms. Tam Wai Chu, Maria+.

#	Executive director
^	Non-executive director
+	Independent non-executive director




SEC MAIL
PROCESSING
RECEIVED
JUN - 5 2006
*WASH. D.C.
209
SECTION

ONFEM HOLDINGS LIMITED
東方有色集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：230)

董事改任

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此宣佈周中樞先生(「**周先生**」)改任為本公司之非執行董事，生效日期為二零零六年五月二十五日，及繼續出任本公司主席。

周先生，現年五十三歲，於二零零六年二月獲委任為本公司執行董事兼主席。周先生為中國五礦集團公司(「**中國五礦**」)總裁、五礦有色金屬股份有限公司及中國五礦香港控股有限公司(「**香港五礦**」)之董事長。中國五礦及香港五礦間接擁有本公司已發行股本約53.95%之權益。周先生亦為五礦發展股份有限公司(一家於上海證券交易所上市之公司)之董事長及五礦資源有限公司(一家於香港聯合交易所有限公司(「**聯交所**」)上市之公司)之非執行董事兼主席。

周先生畢業於中國上海外國語大學，主修西班牙語。彼在一九七八年加入中國五礦。在二零零零年至二零零二年期間，周先生曾擔任中國駐西班牙使館之商務參贊。周先生在國際貿易、策略投資及房地產發展行業擁有超過二十五年之豐富經驗。

除上文所披露者外，周先生於過去三年未有在其他上市公眾公司擔任董事職務，亦與本公司任何董事、高級管理層或主要股東或控股股東沒有其他關連。彼並無於本公司股份中擁有證券及期貨條例第XV部所指之任何權益。周先生改任為非執行董事之年期為三年，由二零零六年五月二十五日至二零零九年五月二十四日(包括首尾兩日)。周先生並無與本公司訂立服務合約。本公司董事之酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。於本公佈之日期，周先生自二零零六年二月獲委任以來並無收取本公司任何酬金。除上文所披露者外，概無任何有關周先生改任之其他事宜須知會本公司之股東，亦無有關此項改任而須根據上市規則第13.51(2)(h)至(v)條的條文予以披露的資料。

承董事會命
董事總經理
王幸東

香港，二零零六年五月二十五日

於本公佈之日期，董事會由八名董事組成，即周中樞先生^、王幸東先生#、閻西川先生#、錢文超先生#、何小麗女士#、林濬先生+、馬紹援先生+及譚惠珠女士+。

 # 執行董事
^ 非執行董事
+ 獨立非執行董事

** 僅供識別*



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

董事改任

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此宣佈周中樞先生(「**周先生**」)改任為本公司之非執行董事，生效日期為二零零六年五月二十五日，及繼續出任本公司主席。

周先生，現年五十三歲，於二零零六年二月獲委任為本公司執行董事兼主席。周先生為中國五礦集團公司(「**中國五礦**」)總裁、五礦有色金屬股份有限公司及中國五礦香港控股有限公司(「**香港五礦**」)之董事長。中國五礦及香港五礦間接擁有本公司已發行股本約53.95%之權益。周先生亦為五礦發展股份有限公司(一家於上海證券交易所上市之公司)之董事長及五礦資源有限公司(一家於香港聯合交易所有限公司(「**聯交所**」)上市之公司)之非執行董事兼主席。

周先生畢業於中國上海外國語大學，主修西班牙語。彼在一九七八年加入中國五礦。在二零零零年至二零零二年期間，周先生曾擔任中國駐西班牙使館之商務參贊。周先生在國際貿易、策略投資及房地產發展行業擁有超過二十五年之豐富經驗。

除上文所披露者外，周先生於過去三年未有在其他上市公眾公司擔任董事職務，亦與本公司任何董事、高級管理層或主要股東或控股股東沒有其他關連。彼並無於本公司股份中擁有證券及期貨條例第XV部所指之任何權益。周先生改任為非執行董事之年期為三年，由二零零六年五月二十五日至二零零九年五月二十四日(包括首尾兩日)。周先生並無與本公司訂立服務合約。本公司董事之酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。於本公佈之日期，周先生自二零零六年二月獲委任以來並無收取本公司任何酬金。除上文所披露者外，概無任何有關周先生改任之其他事宜須知會本公司之股東，亦無有關此項改任而須根據上市規則第13.51(2)(h)至(v)條的條文予以披露的資料。

承董事會命
董事總經理
王幸東

香港，二零零六年五月二十五日

於本公佈之日期，董事會由八名董事組成，即周中樞先生^、王幸東先生#、閻西川先生#、錢文超先生#、何小麗女士#、林濬先生+、馬紹援先生+及譚惠珠女士+。

 # 執行董事
^ 非執行董事
+ 獨立非執行董事

** 僅供識別*